INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Financial Statements and Supplemental Schedules

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-32775

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INLAND SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2901 Butterfield Road
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Catherine Lynch	630-218-4903	lynch@inland-investments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 E. Randolph Dr	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine L. Lynch_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Inland Securities Corporation_____, as of December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
┌─────────────────────────────────────┐
│          OFFICIAL SEAL              │
│         MARY J PECHOUS              │
│  NOTARY PUBLIC, STATE OF ILLINOIS   │
│   My Commission Expires 11/13/26    │
└─────────────────────────────────────┘
        Mary J. Pechous
```

Signature: _____

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Inland Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Inland Securities Corporation (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §



240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1991.

Chicago, Illinois
February 27, 2026

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	4,607,436
Commissions receivable		220,434
Prepaid expenses		1,121,084
Current income tax receivable		696,690
Deferred tax assets		74,481
Fixed assets, net of accumulated depreciation of $66,279		58,734
Total Assets	$	6,778,859

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	1,514,254
Accounts payable and accrued expenses		959,314
Deferred tax liabilities		14,534
Total Liabilities		2,488,102
Commitments and contingencies		
Stockholder's Equity:		
Common stock, $.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		96,952,253
Retained deficit		(92,661,506)
Total Stockholder's Equity		4,290,757
Total Liabilities and Stockholder's Equity	$	6,778,859

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Operations

Year ended December 31, 2025

Revenues:		
Commissions, dealer fees, and placement agent fees, net	$	12,507,711
Interest income		94,171
Total revenues		12,601,882
Expenses:		
Commissions		7,902,617
Employee compensation and benefits		9,216,174
Marketing and travel		4,163,189
Technology expenses		1,614,006
Professional fees		739,236
Depreciation		31,020
Other operating expenses		2,056,470
Total expenses		25,722,712
Loss before income tax benefit		(13,120,830)
Income tax benefit		3,645,051
Net loss	$	(9,475,779)

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2025

		Common stock	Additional paid-in capital	Retained deficit	Total Stockholder's Equity
Balance at December 31, 2024	$	10	88,452,253	(83,185,727)	5,266,536
Capital contributions		—	8,500,000	—	8,500,000
Net loss		—	—	(9,475,779)	(9,475,779)
Balance at December 31, 2025	$	10	96,952,253	(92,661,506)	4,290,757

See accompanying notes to financial statements.

4

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Cash Flows

Year ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(9,475,779)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		31,020
Deferred tax benefit		(8,694)
Changes in assets and liabilities:		
Current income tax receivable		(136,357)
Commissions receivable		55,526
Prepaid expenses		29,302
Commissions payable		392,350
Other assets		5,872
Accounts payable and accrued expenses		156,142
Net cash used in operating activities		(8,950,618)
Cash flows from investing activity:		
Purchase of fixed assets		(32,251)
Net cash used in investing activity		(32,251)
Cash flows from financing activity:		
Capital contributions		8,500,000
Net cash provided by financing activity		8,500,000
Net decrease in cash and cash equivalents		(482,869)
Cash and cash equivalents at beginning of year		5,090,305
Cash and cash equivalents at end of year	$	4,607,436
Supplemental disclosure:		
Amounts received pursuant to the Company's tax sharing agreement	$	3,500,000

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

Inland Securities Corporation (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company serves as the primary broker and dealer to the investment programs offered by affiliates of Inland Real Estate Investment Corp. (IREIC). IREIC, as the sole stockholder, is committed to funding cash flow needs of the Company in the normal course of business. The Inland Group, LLC (Inland) is the ultimate parent.

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates.

A description of significant accounting policies is as follows:

(a) Revenue Recognition

Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services (the 'transaction price"). The Company enters into contracts that can include multiple services, which are accounted for separately as they are determined to be distinct.

In connection with the marketing of investment programs in which IREIC's wholly owned subsidiaries are the advisor or asset manager, the Company earns commissions, dealer fees, and placement agent fees that are based upon a percentage of a third-party investment in the related interest. The Company recognizes the dealer and placement agent fees in the Company's statement of operations.

For financial reporting purposes the commissions, dealer fees, and placement agent fees are earned, and the related expenses are incurred, at the time the third-party investment is accepted by the offering party. The performance obligation is satisfied when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue earned from the marketing of private placement interests and shares of public offerings include selling commissions, dealer fees for coordinating the marketing of the interests and shares, and placement agent fees. Revenue is earned at the time of the sale of the interests and shares and is based on a percentage of the gross cash proceeds of the sale of the interests and shares.

For contracts with customers in which a commission and dealer fee is earned, the Company has the ability to involve a third-party broker in providing services to the customer, however the Company generally does not have the discretion in such pricing reallowed to the third-party broker. In such services, the Company is not deemed to be the principal in these arrangements, and accordingly, presents the commission revenue and dealer fees net of the related costs.

6

The table below summarizes dealer fees and placement agent fees for the year ended December 31, 2025.

		Dealer fees	Placement Agent Fees	Total
Private placements	$	299,631	12,190,233	12,489,864
Public offerings		17,847	-	17,847
Total revenues	$	317,478	12,190,233	12,507,711

(b) Cash and Cash Equivalents

Cash and cash equivalents balances with any one institution may be or may have been in excess of federally insured limits then in place. The Company has not experienced any losses in such accounts to date. For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. The Company's cash equivalents approximate fair value due to the short-term nature of these financial instruments.

(c) Income Taxes

The Company is included in the consolidated federal and combined unitary state income tax returns of Inland. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Inland. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits, if any, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

(d) Fixed Assets

Fixed assets consist primarily of equipment, which is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of five years.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Notes to Financial Statements

December 31, 2025

(e) *New Accounting Pronouncements*

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2023-09, Improvements to Income Tax Disclosures (ASU 2023-09), which enhanced the transparency and decision usefulness of income tax disclosures. The Company adopted ASU 2023-09 for the annual period ending December 31, 2025. The adoption did not have a material impact on the Company's financial statements.

(2) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, at December 31, 2025, the Company had net capital and minimum net capital requirements of $2,297,130 and $165,874, respectively. Minimum net capital required to be maintained is the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was approximately 1.08 to 1.

(3) Related-Party Transactions

Commissions, dealer fees, and placement agent fees, net, of $12,507,711 were derived from the sale of interests in investment programs in which IREIC's wholly owned subsidiaries are the advisor or asset manager. As of December 31, 2025, commissions receivable related to this income amounted to $220,434.

The Company is charged direct costs for specific legal, payroll processing, information technology services, marketing, and certain other administrative services performed by administrative departments of Inland. Such amounts totaled $2,122,777 for the year ended December 31, 2025 and are included in other operating expenses on the statement of operations. As of December 31, 2024, accounts payable related to these direct costs amounted to $23,803 and are included in accounts payable and accrued expenses on the statement of financial condition. The Company paid rent to IREIC of $140,484 for the year ended December 31, 2025 and is included in other operating expenses on the statement of operations. In addition, the Company placed $660,000 on deposit with an Inland affiliate to cover monthly credit card charges, which is included in prepaid expenses on the statement of financial condition.

(4) Income Taxes

The Company is party to a tax-sharing agreement between Inland and IREIC, which provides that income tax expense or benefit be reflected on a separate company basis. The Company recorded a $3,645,051 federal and Illinois income tax benefit for the year ended December 31, 2025. The federal and Illinois income tax benefit consists of a $3,636,357 current tax benefit, and an $8,694 deferred tax benefit. At the beginning of the year, the Company had an income tax receivable from IREIC of $560,333 relating to the unreimbursed income tax benefits for the year ending December 31, 2024. The Company received payments of $3,500,000 from IREIC representing payment by IREIC of the aforementioned $560,333 and available current tax benefit of $2,939,667. The remaining income tax benefits provided by the Company that were not reimbursed by IREIC in the amount of $696,690 were recorded as a current income tax receivable as of

December 31, 2025. The income tax benefit for the year ended December 31, 2025 was computed by applying an estimated combined tax rate of 28.51% to pretax loss, exclusive of permanent differences, for the period from January 1, 2025 through December 31, 2025.

	Current	Deferred	Total
Federal	$ (2,678,481)	(6,406) $	(2,684,887)
State	(957,876)	(2,288)	(960,164)
Income tax benefit from continuing operations	$ (3,636,357)	(8,694) $	(3,645,051)

For the year ended December 31, 2025, the Company's domestic loss before income taxes was $13,120,830. The Company does not have income from foreign sources and therefore does not have any foreign income tax.

Deferred income tax expense results entirely from the tax effect of temporary differences. Deferred tax assets relating to deferred compensation are due to the timing of deductibility of compensation expense for income tax purposes compared to GAAP. Deferred tax liabilities relating to furniture and equipment are due to differences in depreciation deductions for both GAAP and income tax purposes. The tax effects of such temporary differences at December 31, 2025 are summarized below:

Deferred tax assets:	
Deferred compensation	$ 74,481
Total deferred tax assets	74,481
Deferred tax liabilities:	
Furniture and equipment	(14,534)
Total deferred tax liabilities	(14,534)
Net deferred tax assets	$ 59,948

Income tax benefit from operations for the year ended December 31, 2025 differs from "expected" tax benefit (computed by applying the U.S. federal income tax rate of 21% for the year ended December 31, 2025, to pretax loss) principally due to the effect of state and local income taxes (net of federal benefit and permanent differences).

U.S. Federal statutory tax rate	$ (2,755,374)	21.00%
Illinois state income tax, net of federal effect	(959,527)	7.31%
Nondeductible meal and entertainment expenses	70,490	-0.54%
Other	(639)	0.01%
Total income tax benefit	$ (3,645,051)	27.78%

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Notes to Financial Statements

December 31, 2025

As of December 31, 2025, there was no valuation allowance, as management believes it is more likely than not that the deferred tax assets will be realized through future operations. The Company had no unrecognized tax benefits as of December 31, 2025. As of December 31, 2025, the Company's 2021, 2022, 2023 and 2024 tax years remain subject to examination by either U.S. or state tax jurisdictions. The Company's 2021 and 2022 federal income tax returns were under audit by the IRS. The examination process is complete, and no assessments resulted from the audit.

(5)   Segment Reporting

The Company is engaged in a single line of business as a broker and dealer in securities. The Company has identified its President and Chief Executive Officer as the chief operating decision maker (CODM), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. No customer generated more than 10% of the Company's total revenues in 2025. See the accompanying statement of operations for disclosure of the Company's revenues and expenses comprising net loss for the year ended December 31, 2025. See the accompanying Schedule I for the computation of net capital as of December 31, 2025.

The following table presents the other required segment disclosures for the year ended December 31, 2025:

Revenues from external customers	$	12,507,711
Interest and other income		94,171
Total revenues	$	12,601,882
Net capital	$	2,297,130
Segment assets	$	6,778,859

(6)   Commitments and Contingencies

The Company may be subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. As of December 31, 2025, the Company was not subject to any material litigation or aware of any pending or threatened material litigation.

(7)   Subsequent Events

Subsequent events were evaluated through February 27, 2026, the date on which the financial statements were issued, and the Company determined that there are no items to account for or disclose.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2025

Stockholder's equity	$	4,290,757
Deductions:		
Nonallowable assets:		
Commissions receivable		42,638
Prepaid expenses		1,121,084
Current income tax receivable		696,690
Deferred tax assets		74,481
Fixed assets (net)		58,734
Total deductions		1,993,627
Net capital		2,297,130
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness)		165,874
Excess net capital	$	2,131,256
Aggregate indebtedness	$	2,488,102
Ratio of aggregate indebtedness to net capital		1.08

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4) as no differences
exist between the computations in the audited financial statements and the
broker-dealer's amended Form X-17A-5 IIA filing with the Financial Industry
Authority on February 26, 2026

See accompanying report of independent registered public accounting firm.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation for Determination of Customer Reserve Requirements and
PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025

The Company does not claim an exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k) of 17 C.F.R. 240.15c3-3, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limited its business activities exclusively to a broker or dealer selling tax shelters, limited partnerships, and real estate investment trusts in primary distributions on best efforts or all or none basis, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year 2025 from January 1, 2025 to December 31, 2025 without exception.

Catherine L. Lynch
Chief Financial Officer
February 27, 2026

See accompanying report of independent registered public accounting firm.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025

The Company does not claim an exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k) of 17 C.F.R. 240.15c3-3, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limited its business activities exclusively to a broker or dealer selling tax shelters, limited partnerships, and real estate investment trusts in primary distributions on best efforts or all or none basis, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year 2025 from January 1, 2025 to December 31, 2025 without exception.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Inland Securities Corporation:

We have reviewed management's statements, included in the accompanying Inland Securities Corporation Exemption Report (the Exemption Report), in which (1) Inland Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to a broker or dealer selling tax shelters, limited partnerships, and real estate investment trusts in primary distributions on best efforts or all or none basis, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Chicago, Illinois
February 27, 2026